Exhibit 99.4

September 11, 2023

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Prince Edward Island Securities Office

Government of Newfoundland and Labrador Financial Services Regulation Division

Nova Scotia Securities Commission

Dear Sirs:

Re: Red White & Bloom Brands Inc. - Notice of Change of Auditors

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the Notice of Change of Auditors (the “Notice") issued on September 11, 2023 by Red White & Bloom Brands Inc. (the “Corporation").

Based on our knowledge of such information at this time, we agree with the information contained in the Notice, other than statements relating to the former auditor with which we have no basis to agree or disagree.

We understand that a copy of the Notice and this letter will be provided to the shareholders of the Corporation.

Yours very truly,

cc: The Board of Directors, Red White & Bloom Brands Inc.

3001 N. Rocky Point Dr. East, Suite 200 i Tampa, Florida USA 33607 i +1.813.367.3527